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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **August, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: August 25, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

RSM HAS RECEIVED FIRST SHIPMENT OF GOLD DORE' FROM CONCENTRATE SHIPPED TO THE OFFSITE CYANIDE TREATMENT FACILITY

C.U.S.I.P. # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., "RSM", AUGUST 25, 2008, MANHATTAN, NEVADA, RSM has received the results of the first shipment of gold dore' from the latest gold concentrate shipped in early July to the offsite cyanide treatment facility. The offsite facility received and processed 2 tons of concentrate producing 149.01 ounces of gold dore' as part of an initial shipment to determine the effectiveness of the process of preparation of concentrates at Goldwedge. According to Roland M. Larsen, Qualified Person who has read and approved this press release, "we are pleased with the results of this first shipment and look forward to continued increases in the volume and grade of the concentrates to be shipped to the treatment facility going forward."

Plans are to continue to increase the number of concentrate shipments and the concentrate grade with each successive shipment. Initially, the Company will attempt to ship at least one shipment per month for processing. Our target concentrate shipment grade is 500 ounces per ton, we are currently producing approximately 100 ounces per ton of gold concentrate. The next shipment is expected to contain between 100-150 ounces of gold concentrate. Continued improvements in feed grade will result in significant improvements to the concentrate grade. Increases in the plant throughput from the current 100-150 tons in a 10 hour shift is expected to double in the near future. The feed has been slowed down to help insure that the ball mills are producing an acceptable product to the concentrators as part of an effort to keep the gold recoveries from the gravity circuit in the 70% range.

Cyanide testing of the gold concentrates is ongoing and are yielding very positive results, indicating gold recoveries in the mid 90% range with very low cyanide consumption. A preliminary flow chart and plant design of a closed circuit system has been completed and a report is forthcoming.

The gold feed grade is expected to improve, currently the Company is mining higher grade material within the upper portion of the underground development, in conjunction with continued decline construction. The dewatering program is proceeding at a slower rate than was anticipated, this has slowed the decline development. The lower most crosscut is currently under construction, this effort is targeted to intersect one of the better gold zones on the property. This drifting is about 50% of the way to the target.

Mining of the higher grade gold bearing material is concentrated within the southern "F" crosscut , the "H" crosscut and the "B" crosscut. The mine grades of this material have been carrying a head grade that ranges from 0.1-0.20 opt as current feed to the plant.

The drilling crew has been on vacation for some time and is expected to commence drilling underground in September at Goldwedge.

 RSM is an exploration and development company with interests in coal and precious metals in the United States.

The information presented in this press release is subject to the various regulatory approvals. The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royalstandardminerals.com